U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                Turner, Jr., Cal
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   (Last)                           (First)             (Middle)

                               100 Mission Ridge
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                                    (Street)

                            Goodlettsville, TN 37072
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                        DOLLAR GENERAL CORPORATION "DG"
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                                  May 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          5/10/01        J(1)               68,358   A      (1)        5,231,452    D
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Common Stock                          5/10/01        J(2)               31,249   A      (2)          758,836    I         Spouse
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Common Stock                          5/10/01        J(3)           16,439,246   D      (3)       33,625,784    I         CO-TTEE
                                                                                                                            TCT
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Common Stock                                                                                       1,293,620    I         CO-TTEE
                                                                                                                           HCTTR
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Common Stock                                                                                       1,531,180    I         CO-TTEE
                                                                                                                           JST TR
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Common Stock                                                                                       1,881,036    I         CO-TTEE
                                                                                                                          LJTD TR
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Common Stock                                                                                       1,881,513    I         CO-TTEE
                                                                                                                          ETC TR
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                         142,907    I         CO-TTEE
                                                                                                                           HCT99
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                         272,779    I         CO-TTEE
                                                                                                                          DUGAS TR
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Common Stock                                                                                              82    I         CO-EXEC
                                                                                                                          CTS ESTATE
====================================================================================================================================


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

NOTE (1) - Consists of shares of Dollar General common stock issued upon settlement of the Dollar General STRYPES as follows: 34,570 shares issued upon settlement of 17,700 STRYPES purchased on February 4, 2000 for an aggregate purchase price of $637,824.81 (or $18.45 per common share); 14,258 shares issued upon settlement of 7.300 STRYPES purchased on February 7,2000 for an aggregate purchase price of $262,962.79 (or $18.44 per common share); 7,812 shares issued upon settlement of 4,000 STRYPES purchased on October 5,2000 for an aggregate purchase price of $123,820.00 (or $15.85 per common share); and 11,718 shares issued upon settlement of 6,000 STRYPES purchased on October 6, 2000 for an aggregate purchase price of $186,105.00 (or $15.88 per common share).

NOTE (2) -- Consists of shares of Dollar General common stock issued upon settlement of the Dollar General STRYPES as follows: 7,226 shares issued upon settlement of 3,700 STRYPES purchased on September 29, 2000 for an aggregate purchase price of $114,996.00 (or $15.91 per common share); 7,422 shares issued upon settlement of 3.800 STRYPES purchased on September 29, 2000 for an aggregate purchase price of $117,629.00 (or $15.85 per common share); and 16,601 shares issued upon settlement of 8,500 STRYPES purchased on October 2, 2000 for an aggregate purchase price of $264,180.00 (or $15.91 per common share).

NOTE (3) - On May 21, 1998, the Turner Children Trust (the 'Trust"), with respect to which the reporting person serves as co-trustee, entered into a Forward Purchase Contract and a related pledge agreement with the Dollar General STRYPES Trust, an unaffiliated third party buyer, relating to up to 7,500,000 shares of common stock of Dollar General Corporation. On June 12, 1998, the maximum number of shares subject to the Forward Purchase Contract was increased to 8,417,000 (the "Contract Commitment") as a result of the exercise of an over-allotment option by the underwriters of the STRYPES offering.

     Under the Forward Purchase Contract, the number of shares to be delivered by the Trust was based on the average closing price of the common stock on the 20 trading days ending on May 10, 2001 (the "Exchange Price"). The Trust was obligated to deliver on May 14, 2001 a number of shares (or, at the option of the Trust (exercisable prior to May 1, 2001), the cash equivalent) equal to the product of (i) the Contract Commitment multiplied by (ii) the Exchange Amount, which was determined as follows:


     (a) If the Exchange Price was less than or equal to S53.2406 (the "Equity Appreciation Cap"), the Exchange Amount would be one, and

     (b) If the Exchange Price was greater lhan the Equity Appreciation Cap, the Exchange Amount would be that fraction of a share having a value (based on the Exchange Pnce) equal to the Equity Appreciation Cap.


     As a result of stock splits by Dollar General Corporation after the date of the Forward Purchase Contract, the Contract Commitment was adjusted to 16,439,246 shares and the Equity Appreciation Cap was effectively adjusted to $27.2592.

     In consideration therefor, the Trust received an aggregate purchase price of $245,021,649 (or $14.90 per common share, adjusted for stock splits). The Trust delivered to a collateral agent the number of shares equal to the Contract Commitment to secure its obligations under the contract, but retained all dividend and voting rights in the shares prior to settlement. The Trust could accelerate settlement of the Forward Purchase Contract in whole or in part prior to May 14,2001 under certain circumstances.

     On May 14, 2001, the Trust delivered to the Dollar General STRYPES Trust 16,439,246 shares of Dollar General common stock in settlement of its obligation under the Forward Purchase Contract.




           /s/ Cal Turner Jr.                                    6/11/2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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